EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON REAPPOINTMENT OF ACCOUNTING FIRM

Important Notes:

•

Name of the accounting firms to be re-appointed: PricewaterhouseCoopers Zhong Tian LLP (hereinafter referred to as “PwC Zhong Tian”) and PricewaterhouseCoopers LLP (hereinafter referred to as “PwC HK”). PwC Zhong Tian and PwC HK are hereinafter collectively referred to as “PwC”.

•	The reappointment of the accounting firms needs to be submitted to a general meeting of the Company for deliberation and approval.

I.	Basic Information of the Accounting Firms to be Reappointed

1.	Information of the Accounting Firm

(1)	PwC Zhong Tian

(i)	Basic Information

The predecessor of PwC Zhong Tian was PricewaterhouseCoopers Da Hua Accounting Firm, which was established on March 28, 1993, and as approved, it was renamed to PricewaterhouseCoopers Zhong Tian Accounting Firm Co., Ltd. In June 2000; and as approved by the Ministry of Finance with Cai Kuai Han [2012] No. 52 dated December 24, 2012, it was transformed into PricewaterhouseCoopers Zhong Tian LLP on January 18, 2013. Its registered address is Room 01, Unit 507, DBS Tower, No. 1318, Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone.

PwC Zhong Tian is a member of PwC International network. It has the CPA certificate and the audit qualification of H-share enterprises. It is also an accounting firm with securities and futures related business qualification approved by the Ministry of Finance and China Securities Regulatory Commission (“CSRC”). PwC Zhong Tian is also registered with the US PCAOB and the UK FRC to conduct audit activities. PwC Zhong Tian has rich experience in securities business and good professional service capabilities.

The principal partner of PwC Zhong Tian is Li Dan. As of December 31, 2022, PwC Zhong Tian has 280 partners and 1,639 certified public accountants, among which 364 certified public accountants have signed audit reports on securities services since 2013.

Commission File Number 001-31914

PwC Zhong Tian’s audited total revenue in the most recent fiscal year (2021) was RMB 6,825 million, the audit revenue was RMB 6,370 million, and the securities business revenue was RMB 3,181 million.

In 2021, PwC Zhong Tian audited financial statements of 108 A-share listed companies, and the total audit fees from A-share listed companies were RMB 558 million. The main sectors include manufacturing, finance, transportation, warehousing and postal services, real estate, wholesale and retail sales, etc. There are 17 audit clients of A-share listed companies in the same sector (finance) as the Company

(ii) Investor protection capability

In terms of investor protection capability, PwC Zhong Tian maintains occupational insurance in accordance with relevant laws and regulations. The sum of the cumulative compensation limit of occupational insurance and occupational risk fund exceeds RMB 200 million. Provisioning of occupational risk fund or purchase of occupational insurance comply with relevant regulations. PwC Zhong Tian has not been subject to civil liabilities in relevant civil proceedings due to its practice in recent three years.

(iii) Integrity record

PwC Zhong Tian and its employees have not been subject to criminal punishment, administrative punishment, self-discipline supervision measures and disciplinary sanctions of stock exchanges, industry associations and other self-discipline organizations for practicing behaviors in recent three years; PwC Zhong Tian has not been subject to administrative regulatory measures by the CSRC or its dispatched offices due to its practice.

(2) PwC HK

(i) Basic Information

PwC HK is a partnership accounting firm registered in Hong Kong. Its history can be traced back to 1902. Both PwC HK and PwC Zhong Tian are members of the PwC International network. Its registered address is 22nd Floor, Prince’s Building, 5 Ice House Street, Central, Hong Kong. Its business scope includes audit and assurance, consulting, M&A, risk assurance and tax consulting, etc.

PwC HK is a certified public accountant under the Professional Accountants Ordinance of Hong Kong and a registered auditor of public interest entities under the Accounting and Financial Reporting Council Ordinance of Hong Kong. In addition, with the approval of the Ministry of Finance of PRC, PwC HK has obtained the temporary audit business license of overseas accounting firms in mainland China. PwC HK’s 2021 financial statement audit clients of listed companies mainly operate in sectors including manufacturing, finance, customer service, real estate, wholesale and retail, information transmission, software and information technology services.

(ii) Investor protection capability

PwC HK maintains appropriate professional liability insurance to cover reasonable risks arising from the professional services provided by the firm.

(iii) Integrity record

Commission File Number 001-31914

In the practice quality inspection for the last three years, no matters that have a significant impact on the audit business of PwC HK have been found.

2.	Information of the Project

(i) Basic Information

Project partner and signing certified public accountant: Ms. Zhou Xing, a practicing member of the Chinese Institute of Certified Public Accountants, has been a Chinese certified public accountant since 2003, and has been engaged in the audit of listed companies since 2003. She has been practicing in PwC Zhong Tian since 1997. She has provided audit services for the Company from 2003 to 2012, and has signed or reviewed audit reports of four listed companies in recent three years.

Signing certified public accountant: Mr. Huang Chen, a member of the Chinese Institute of Certified Public Accountants and the American Institute of Certified Public Accountants, has been engaged in the audit of listed companies since 2001. He has been practicing in PwC Zhong Tian since 2007, has provided audit services for the company from 2007 to 2012. He has provided audit services for the Company from 2007 to 2012, and has signed or reviewed audit reports of four listed companies in recent three years.

Quality review partner: Mr. Chen Guangde, a practicing member of the Hong Kong Institute of Certified Public Accountants, has been a practicing member of the Hong Kong Institute of Certified Public Accountants since 1992, has been engaged in the audit of listed companies since 1988, has been practicing at PwC Zhong Tian since 2002. He has signed or reviewed audit reports of six listed companies in recent three years.

(ii) Integrity record

For the purpose of the proposed appointment of PwC as the Company’s auditor in 2023, Ms. Zhou Xing, the project partner and the signing certified public accountant, Mr. Huang Chen, the signing certified public accountant, and Mr. Chen Guangde, the quality review partner, have not been subject to any criminal and administrative punishment in the past three years, have not been subject to any administrative regulatory measures of any securities regulatory authority due to their practice, and have not been subject to regulatory or discipline punishments of self-discipline organizations such as stock exchanges and industry associations.

(iii) Independence

For the purpose of the proposed appointment of PwC as the Company’s auditor for the year of 2023, there are no circumstances that could affect the independence of PwC Zhong Tian, Ms. Zhou Xing, the project partner and the signing certified public accountant, Mr. Huang Chen, the signing certified public accountant and Mr. Chen Guangde, the quality review partner.

(iv) Audit fees

The audit service fee to be charged by PwC for the year of 2023 are determined at arm’s length based on various factors such as the industry where the Company operates, the business scale of the Company, the complexity of accounting treatment and other factors, as well as the number of auditors and the input workload required for the annual audit of the Company. The fee finally to be paid will be determined based on the actual audit services provided by PwC in the year of 2023.

Commission File Number 001-31914

II.	Procedures Performed for the Reappointment of the Accounting Firms

1.	Performance of the Audit Committee

According to relevant administrative measures of the Ministry of Finance, the audit committee of the Board of the Company is responsible for leading and organizing the reappointment of the accounting firms. The audit committee of the Board fully understood and reviewed the professional competence, investor protection capability, independence and integrity record of PwC, considered that they could meet the requirements of providing audit services for the Company, and agreed to submit the proposal on the appointment of auditors for 2023 to the Board of the Company for deliberation and approval.

2.	Prior Approval and Independent Opinions of Independent Directors

The independent directors of the Company have given a prior approval and expressed independent opinions on the reappointment: they believe that PwC has the professional qualification and competence to provide audit services for the Company, and have the corresponding investor protection capability and independence. The reappointment of the accounting firms is justified, and there is no circumstance that would be prejudicial to the interests of the Company and its shareholders. The relevant decision-making procedures for the reappointment of the accounting firms for 2023 comply with applicable laws and regulations and the Articles of Association. They agree to submit the proposal on the appointment of auditors for 2023 to the 11th meeting of the seventh session of the board of directors to be held on April 27 for deliberation and approval.

3.	Deliberation and Voting of the Board of Directors

At the 23rd meeting of the 7th session of the board of directors of the Company, the proposal on the appointment of auditors of the Company for 2023 was deliberated and adopted with 8 affirmative votes, 0 negative votes and 0 abstention votes. It was agreed to reappoint PwC as the Company’s onshore and offshore auditor for the year of 2023.

4.	Effective Date

The reappointment of the accounting firms needs to be submitted to a general meeting of the Company for deliberation and will be effective from the date of deliberation and approval by the general meeting of the Company.

Board of Directors of China Life Insurance Company Limited

April 27, 2023